Euro Solar Parks
81 Elmwood Avenue
Ho-Ho-Kus, N.J. 07423
917-868-6825

April 10, 2010
United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Ms Miller
100 F Street, N.E.
Washington, DC 20549

Re: Euro Solar Parks, Inc.
Registration statement on Form S-1A, Amendment No. 4
File No: 333-163600

Enclosed is our response to your comments of April, 2010.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact me directly at 917-868-6825 or fax any response to 775-201-8331.

Sincerely;

/s/ Dimitrios Argyros
President

Prospectus Cover Page

1.
As previously requested, the prospectus "Subject to Completion" legend which is currently in the third paragraph on the cover page should be set forth in boldface or some other prominent type. Please see Item 501(b)(10)(iv) of Regulation S-K.

Answer:
Subject to Completion, Dated ____________, 2010

Select Summary Financial Data, page 8

2.
Please revise this section to provide operating results and asset and liability information for the periods that correspond to the financial statements presented in the Form S-I. Please remove the reference to the information being unaudited, if the corresponding financial statements included in the Form S-1 are audited.

Answer:
SELECTED SUMMARY FINANCIAL DATA

This table summarizes our operating and balance sheet data as of the periods indicated. You should read this summary financial data in conjunction with the “Plan of Operations” and our audited financial

Balance Sheet Data:	As of December 31, 2009

Cash and cash equivalents	$39,566
Total assets	47,899
Total liabilities	24,629
Stockholders’ Equity	$23,270

As of
Statement of Operations Data:	December 31, 2009

Revenues	$0
Total operating expenses	$58,102
Net (loss)	$(58,102)
Net (loss) per share	$(.01)

Weighted average number of shares
Outstanding – basic and diluted	4,110,974

Description of Our Business, page 18

3.
As previously requested, please disclose the approximate cost of actually building your power plant or a range in which the total cost should fall based on your research of several comparable projects, as this information would appear to be material to prospective investors.

Answer:

As of today, we are not able, yet, to determine in detail the amount of cash and capital requirements to finance the acquisition of land resources and the construction of our first solar power plant, since acquisition and construction cost mainly depend on the current demand and supply situation in a specific target market. Based on our initial research work and current offers from several photovoltaic system providers we calculate total construction cost that range from $1.5M to $3.0M per installed MW per plant. This equals a potential cost reduction of up to 50% and more compared to similar photovoltaic solar power plants, built in the past. Such reduction of construction cost per installed MW can be achieved through application of new photovoltaic technology that provides higher efficiency and favorable land and labor cost in our geographical target markets.

Report of Independent Registered Public Accounting Firm, page 31

4.	Please request Silberstein Ungar, PLLC to revise their report to reference the correct footnote in the going concern paragraph.

Answer: Revised

Statements of Cash Flows, page 34

5.
We note that you have revised the cash flows from financing activities category of the statement of cash flows for the period October 21, 2008 - December 31, 2008 from your previously issued audit financial statements included in your Form S-1 filed on December 9, 2009 to reflect non-cash transactions. Please revise this presentation to remove the inclusion of non-cash activities from the cash flow categories presented on the face of the statements of cash flows and include a separate disclosure for these activities. Refer to ASC 230-10-50-3 to 50-6 for guidance,

Answer: Revised

Exhibit 23.1

6.	Please request your auditors to include a consent that references the correct filing.

Answer: Revised